Room 4561

Mr. Lawrence M. Kaplan, Senior Vice President
NAVTEQ Corporation
222 Merchandise Mart, Suite 900
Chicago, IL 60654

> **Re:** **NAVTEQ Corporation**
> **Registration Statement on Form S-4**
> **File No. 333-139536**
> **Filed on December 21, 2007**
>
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed on March 9, 2006**

Dear Mr. Kaplan:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. So that Traffic.com stockholders may more readily understand how the transaction will affect them individually, please clarify on the cover page that Traffic.com stockholders are not guaranteed to receive the amount of cash or NAVTEQ common stock that they request on their election form. In this regard, given the limitations that have been imposed on the cash and equity components

of the consideration, your disclosure should make clear that pro-rata adjustments may be made depending on the elections of other Traffic.com stockholders.

Opinion of Susquehanna Financial Group, LLLP to the Special Committee of Traffic.com's Board of Directors, page 72

2. We note your disclosure that "[t]he summary of Susquehanna's opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion . . . ." A qualification of this type appears to be inconsistent with the requirement that all material information be provided in the prospectus. Please revise this and other substantially similar disclosure throughout your prospectus.

Where You Can Find More Information, page 182

3. Revise to include the Current Report of Navteq on Form 8-K filed on August 15, 2006 and all applicable current reports filed after the initial filing of the registration statement or otherwise advise.

Part II – Information Not Required in Prospectus

Undertakings

4. Please provide the undertakings set forth in Item 512(a)(1), (2), (3), (5) and (6) of Regulation S-K, as applicable, or otherwise advise.

Exhibits and Financial Statement Schedules

5. We refer you to the Opinion of Pepper Hamilton LLP, relating to tax matters. More specifically, we note that the opinion states that "the discussion contained in the Registration Statement . . . is a fair and accurate summary of the material U.S. federal income tax consequences of the Merger applicable to Company stockholders." As drafted, it does not appear that counsel is opining on the tax consequences of the merger applicable to Traffic.com security holders. Rather, it appears as though counsel is only addressing the fairness and/or accuracy of the of the prospectus disclosure. Please revise your opinion or advise.

NAVTEQ Form 10-K for the fiscal year ended December 31, 2005

6. We note your statement that any "control system, no matter how well designed and operated . . . can provide only reasonable, not absolute, assurance that its objectives will be met." Please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of

achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Ingram at (202) 551-3397 or Jeff Werbitt at (202) 551-3456 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Thomas L. Hanley
        Pepper Hamilton LLP
        600 14th St., N.W.
        Washington, D.C. 20005
        by facsimile at 202-220-1665